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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D
                              (AMENDMENT NO. 1)

                  Under the Securities Exchange Act of 1934

                            Harbinger Corporation

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                               (Name of Issuer)

                        Common Stock, $.001 Par Value

                        (Title of Class of Securities)

                                 41145C 10 3

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                                (CUSIP Number)

                              Susan M. Kornfield
                        Bodman, Longley & Dahling LLP
                            110 Miller, Suite 300
                          Ann Arbor, Michigan 48104
                                (313) 761-3780

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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 16, 1997

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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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                                SCHEDULE 13D
CUSIP No. 41145C 10 3                                         Page 2 of 4 Pages

  (1)     NAMES OF REPORTING PERSONS      Ted C. Annis
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC USE ONLY

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  (4)     SOURCE OF FUNDS  OO

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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION   United States

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                       (7)     SOLE VOTING POWER   520,776
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER   0
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER   520,776
   PERSON
    WITH               --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER   0

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  520,776

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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [  ]
          SHARES

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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   2.7%

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 (14)     TYPE OF REPORTING PERSON   IN

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                                 SCHEDULE 13D
CUSIP No. 41145C 10 3                                          Page 3 of 4 Pages




ITEM 1.         SECURITY AND ISSURER.

        No change in information.

ITEM 2.         IDENTITY AND BACKGROUND.

        No change in information.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No change in information.

ITEM 4.         PURPOSE OF TRANSACTION.

        No change in information.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

(a) The reporting person beneficially owns 520,776 shares of common stock, $.0001 of Harbinger, which is 2.7% of the outstanding shares of such class of securities.

(b) The reporting person has sole voting power and sole dispositive power with respect to the 520,776 shares of common stock, $.0001 of Harbinger.

(c) The transactions which were effected by the reporting person in such stock in the last 60 days are described as follows:

        A.  500,000 SHARES TRANSFERRED.

        Ted C. Annis sold 500,000 shares of common stock, $.0001 of Harbinger, between the dates of May 5, 1997 and May 13, 1997, to Bear Stearns Capital Markets, Inc., 245 Park Avenue, New York, NY 10167, for the purchase price, paid in cash, of $21.21 per share.

        B.  20,766 SHARES TRANSFERRED.

        On April 17, 1997, Ted C. Annis transferred, as a charitable donation, 20,766 shares of common stock, $.0001 of Harbinger, to Ted C.
        Annis Foundation, a Michigan nonprofit corporation with offices in Ann Arbor, Michigan (no consideration was paid by transferee for such shares).

(d)     Not applicable.

(e)     May 13, 1997.


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                                 SCHEDULE 13D

CUSIP No. 41145C 10 3                                          Page 4 of 4 Pages




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        No change in information.

ITEM 7.         EXHIBITS.

        Not applicable.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                        Ted C. Annis


Dated: June 16, 1997